EXHIBIT 99.1

Westport Fuel Systems Reports Fourth Quarter and Full Year 2020 Financial Results

VANCOUVER, British Columbia, March 15, 2021 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“WFS”) (TSX:WPRT / Nasdaq:WPRT) today reported financial results for the fourth quarter and year ended December 31, 2020 and provided an update on operations. All figures are in U.S. dollars unless otherwise stated.

FOURTH QUARTER 2020 HIGHLIGHTS

  Record revenue of $83.9 million, an increase of 13% over same period last year, with OEM revenue up 32% due to continued growth in HPDI™ 2.0 sales volumes combined with strengthening light-duty OEM sales
  Net income of $4.1 million or $0.03 per share; Adjusted EBITDA was $8.1 million, or a $4.5 million improvement year-over-year
  Liquidity bolstered by net $27.6 million raised by shares issued under the at-the-market equity offering, of which $13.2 million was raised following the close of the quarter
  Announced new product development work with current OEM partner to apply HPDI 2.0 to an upgraded base engine platform designed to meet Euro VI Step E emission regulations that take effect in 2024

FULL YEAR 2020 HIGHLIGHTS

  Revenue of $252.5 million, down 17% vs. 2019 due to COVID-19 pandemic’s impact on customer demand, partially offset by significant year-over-year growth in HPDI sales volumes to our initial launch partner
  Net loss of $7.4 million, or $0.05 per share; Notwithstanding the pandemic's impact, recorded positive adjusted EBITDA of $14.7 million, compared to $28.4 million in the prior year
  Working with our lenders, we strengthened the balance sheet, improved overall liquidity and reduced cost of capital
  Joint venture with Weichai Power secured certification for WP12 natural gas engine powered by HPDI in China
  Combined our Indian businesses with UNO MINDA to create a JV to better serve the growing market in India for gaseous fuel systems through cost efficiencies and greater product choice
  Published enhanced Environment, Social and Governance ("ESG") report, highlighting our commitment to ongoing ESG performance improvements and responsible corporate citizenship
“Despite the challenges of COVID-19, our team showed resilience and an ongoing commitment to providing exceptional service to our global customers. We made substantial progress on our business objectives this year, including engine certification in China, growth in key geographies like Europe and India, and strengthened the balance sheet and our overall liquidity.

Following facilities shutdowns in the second quarter due to COVID-19, adoption of gaseous fuel-powered vehicles grew. Sales of our HPDI product recovered and surpassed 2019 volumes, and there is increasing recognition that gaseous fuels play an important role in enabling affordable transportation while reducing carbon emissions. More fleets are recognizing the improved sustainability performance and lower total cost of ownership delivered by our proven technology platform. I was also pleased to see the strong recovery in the fourth quarter of our Independent Aftermarket and Light-Duty OEM businesses that were hit particularly hard during the initial outbreak of the pandemic.

We’ve entered 2021 with a strong order book, bolstered by regulatory support to reduce carbon from transportation and growing infrastructure investments for gaseous fuels. We remain committed to operational excellence and innovation that delivers on the promise of improving urban air quality and enabling economic advantages for our customers.”

David M. Johnson, Chief Executive Officer

4Q20 AND FULL YEAR 2020 CONTINUING OPERATIONS

CONTINUING OPERATIONS
			Over / (Under)			Over / (Under)
($ in millions, except per share amounts)	4Q20	4Q19%		FY20	FY19%
Revenues	$83.9	$74.3	13%	$252.5	$305.3	(17)%
Gross Margin	13.0	13.8	(6)%	39.5	68.2	(42)%
Gross Margin %	15%	19%	—	16%	22%	—
Operating Expenses	13.8	19.3	(28)%	61.5	89.6	(31)%
Income from Investments Accounted for by the Equity Method (1)	9.9	6.8	46%	24.0	26.7	(10)%
Net Income (Loss)	4.1	0.7	488%	(7.4)	0.2	(3,800)%
Net Income (Loss) per Share	0.03	0.00	100%	(0.05)	0.00	(100)%
EBITDA (2)	13.1	5.0	162%	16.1	24.9	(35)%
Adjusted EBITDA (2)	8.1	3.6	125%	14.7	28.4	(48)%

(1) This includes income primarily from our Cummins Westport Inc. ("CWI"), Minda Westport and Westport Weichai Inc. joint ventures.
(2) EBITDA and Adjusted EBITDA are non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

We generated revenues of $83.9 million and $252.5 million in 4Q20 and FY 2020, compared to $74.3 million and $305.3 million for 4Q19 and FY 2019, respectively. Revenues for the full year 2020 decreased 17% compared to the prior year due to the negative impact on customer demand caused by COVID-19, partially offset by the significant growth in our HPDI sales volumes to our initial launch partner in the second half of FY 2020. Revenue was most significantly impacted by the pandemic during the second quarter of 2020, with a $46.4 million reduction in revenue representing 88% of the full year decline.

Consolidated net income for 4Q20 was $4.1 million, resulting in earnings of $0.03 per share, compared to net income of $0.7 million, or $0.00 per share, for the same period in 2019. The improvement in net income was driven primarily by lower operating costs, an increase in investment income from the CWI joint venture and higher unrealized foreign exchange gain during the current year quarter.

A net loss of $7.4 million was recorded for FY 2020 compared to net income of $0.2 million for FY 2019. Earnings declined by $7.6 million largely as a result of lower sales caused by the impact on demand from COVID-19, a $2.4 million net warranty charge related to a field service campaign and a $2.7 million decrease in earnings from our CWI joint venture. The earnings decline caused by lower sales was partially offset by lower operating expenses, $6.1 million in government-sponsored wage subsidies and a higher foreign exchange gain in the current year. The prior year results also included a $3.3 million gain recorded on the forgiveness of government funding of HPDI development. Notwithstanding the challenges of COVID-19, we generated $14.7 million adjusted EBITDA during the year ended December 31, 2020, compared to $28.4 million for the year ended December 31, 2019 as our businesses recovered over the 2H20.

SEGMENT INFORMATION

Original Equipment Manufacturer Segment

Original Equipment Manufacturer ("OEM") revenue for 4Q20 and FY 2020 was $58.8 million and $149.6 million, compared with $44.7 million and $164.7 million for 4Q19 and FY 2019, an increase of $14.1 million and decrease of $15.1 million, respectively. Revenue growth in the current quarter largely reflected an increase in sales volumes in the Heavy-Duty OEM business from our initial launch partner combined with a 7% increase in the Euro to U.S. dollar exchange rate, partially offset by the large contractual price reductions of our HPDI product in 4Q19. The year-over-year decrease in OEM revenue for FY 2020 is mainly due to the impact of plant shutdowns in response to the COVID-19 pandemic and the impact on customer demand in the first half of the year, combined with lower light-duty OEM sales to German and Russian OEMs.

Independent Aftermarket Segment

Independent Aftermarket ("IAM") revenue for 4Q20 and FY 2020 was $25.1 million and $102.9 million, compared with $29.6 million and $140.6 million for the same prior year periods, respectively. Revenue for the IAM business segment decreased by $4.5 million and $37.7 million, respectively, primarily due to the continuing impact of COVID-19 on customer demand in Western Europe and the related shutdowns in the second quarter of 2020, partially offset by the stronger Euro to U.S. dollar during 2020.

SEGMENT RESULTS	4Q20
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$58.8	$(3.0)	$2.1	$0.5
IAM	25.1	1.3	1.6	—
Corporate	—	0.9	0.1	9.4
CWI - 50%	48.0	12.1	—	—
Total segment	131.9	11.3	3.8	9.9
Less: CWI - 50%	(48.0)	(12.1)	—	—
Total consolidated	$83.9	$(0.8)	$3.8	$9.9

SEGMENT RESULTS	4Q19
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$44.7	$(6.1)	$1.9	$0.1
IAM	29.6	2.2	1.9	—
Corporate	—	(1.6)	0.1	6.7
CWI - 50%	51.2	10.0	—	—
Total segment	125.5	4.5	3.9	6.8
Less: CWI - 50%	(51.2)	(10.0)	—	—
Total consolidated	$74.3	$(5.5)	$3.9	$6.8

CUMMINS WESTPORT INC.

Revenue for 4Q20 decreased by $6.5 million to $96.0 million, or 6% over the same period last year, due to lower engine sales during the quarter. Unit sales were lower for FY 2020 compared to the prior year reflecting the impact of OEM factory shutdowns in April and May 2020 in response to the COVID-19 pandemic. Gross margin for 4Q20 increased by $0.2 million to $28.5 million, or 30% of revenue from $28.3 million or 28% of revenue in the prior year quarter. The increase in gross margin and gross margin percentage resulted primarily from product mix, which more than offset lower revenues in the current year quarter.

Operating income for Q4 2020 increased by $4.2 million to $24.3 million, or 21% over the same period last year, primarily reflecting lower operating expenses combined with the increase in gross margin. WFS share of CWI's net income for 4Q20 increased to $9.4 million from $6.7 million in 4Q19.

The following tables sets forth a summary of the financial results of CWI for the years ended December 31, 2020 and 2019, and three months ended December 31, 2020 and 2019.

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under)			Over / (Under)
($ in millions, except unit amounts)	4Q20	4Q19%		FY20	FY19%
Units	2,288	2,407	(5)%	7,065	7,883	(10)%
Revenue	$96.0	$102.5	(6)%	$323.5	$361.8	(11)%
Gross Margin	28.5	28.3	1%	87.3	104.1	(16)%
Gross Margin %	30%	28%	—	27%	29%	—
Operating Expenses	4.2	8.2	(49)%	26.4	35.6	(26)%
Operating Income	24.3	20.1	21%	60.9	68.4	(11)%
Net Income	18.8	13.4	40%	47.6	53.2	(11)%
WFS 50% Interest	9.4	6.7	40%	23.8	26.6	(11)%

HYDROGEN ICE

Our research and development of a heavy-duty internal combustion engine ("ICE") running on hydrogen has the potential of near-zero greenhouse gas emissions and much lower cost than fuel cell vehicles or battery electric vehicles, particularly for heavy-duty trucking and other high-load applications like mining, marine and rail that have come to rely on the efficiency, power, durability and reliability of diesel engines, Over the past several months we achieved several important milestones including:

  In January, we announced the start of a research project with Scania to apply HPDI fuel systems with hydrogen to the latest Scania commercial vehicle engine.
  Later in February, we released a joint publication with AVL, the world's largest independent company for the development, simulation and testing of powertrain systems, entitled “Total Cost of Ownership (TCO) Analysis for Heavy Duty Hydrogen Fueled Powertrains.” The analysis presents the case for hydrogen use in an ICE with Westport Fuel Systems’ patented HPDI 2.0 fuel system, as the most cost-competitive near-term pathway to reduce CO2 emissions to near-zero from on-road long-haul transportation. The paper undertakes a comprehensive TCO analysis, applying inputs from Westport Fuel Systems HPDI hydrogen (H2-HPDI) simulations and HPDI 2.0 operating costs with AVL’s existing TCO models for diesel and fuel cell powertrains.
  In March, we successfully started up and conducted initial testing of a heavy-duty ICE running on hydrogen fuel, using our patented and proprietary HPDI 2.0 system. The preliminary test results validate our combustion simulations and demonstrate the potential for hydrogen combustion with efficiency comparable to fuel cells in heavy-duty applications. The potential benefits for OEMs and others to avoid significant new investments that would be required to develop and manufacture fuel cells, electric motors and batteries that are associated with heavy-duty long haul fuel cell electric vehicles is financially compelling, while leveraging established supply chains, manufacturing investment and infrastructure and economies of scale. Technical results will be reviewed at the upcoming Vienna Motor Symposium, which takes place April 29-30, 2021.

2021 OUTLOOK

The COVID-19 pandemic brought significant headwinds and uncertainty to the global economy, and significantly impacted our business, our partners and customers. Throughout these tumultuous times, the world’s focus on decarbonizing transportation, global climate change and the need to improve urban air quality have strengthened, not disappeared. The world needs affordable, clean transportation more than ever.

We are poised for growth and continued positive momentum, considering the robust recovery in our revenues in 4Q20 somewhat tempered in the near-term by the current risks in the supply chain the automotive industry is facing. Due to the expected growth in our Heavy-Duty OEM business, we plan to expand our manufacturing capacity through our vendor supplier network and our own manufacturing capabilities to be able to meet our customer demand. We are excited about our recent research and development of H2 ICE technologies and the potential for further applications of HPDI technology in other industry verticals, which will require investment. Significant strides have been made to restore financial stability, and we will continue to evaluate our financing options to sustainably fund the exciting growth potential of our portfolio of existing and emerging technologies.

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

To view WFS full financials for the fourth quarter and year ended December 31, 2020, please visit https://investors.wfsinc.com/financials/

CONFERENCE CALL PRESENTATION

WFS is providing a conference call presentation as a guide to its financial information in a quick reference format and it should be read in conjunction with WFS full financials for the year ended December 31, 2020.

LIVE CONFERENCE CALL & WEBCAST

WFS has scheduled a conference call for Tuesday, March 16, 2021 at 7:30 am Pacific Time (10:30 am Eastern Time) to discuss these results. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 604-638-5340. The live webcast of the conference call can be accessed through the WFS website at https://investors.wfsinc.com/

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 6262. The telephone replay will be available until March 23, 2021. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS

In response to the ongoing global COVID-19 pandemic, Westport Fuel Systems intends to host its upcoming Annual Meeting of shareholders (the “Meeting”) in a virtual only format on Wednesday, May 5, 2021 at 10:00 am Pacific Time. In order to streamline the virtual meeting process, Westport Fuel Systems encourages shareholders to vote in advance of the Meeting using the Voting Instruction Form or the Form of Proxy which will be emailed or mailed to them with the Meeting materials at the end of March. Further instructions on voting and accessing the meeting will be contained in the Management Information Circular under “Section 1: Voting” – upon receipt, please review these materials carefully.

Guest Access:

Dial-In	+1-800-319-4610 (Canada / USA) or +1-604-638-5340 (International)
Webcast	http://services.choruscall.ca/links/westportagm20210505.html

Registered Shareholders or Duly Appointed Proxyholders Access:

Shareholder or Duly Appointed Proxyholders access to the virtual Meeting requires early registration at the following link – https://tinyurl.com/agmpreregistration. Please register at your earliest convenience as registration will close May 3, 2021 at 10:00am PT (48 hours prior to the meeting). Before the Meeting, shareholders of record at the close of business on March 16, 2021 may vote by completing the form of proxy or voting instruction form in accordance with the instructions provided herein.

Non-registered shareholders should carefully follow all instructions provided by their intermediaries to ensure that their Westport Fuel Systems voting shares are voted at the Meeting. Please refer to “Section 1: Voting” of Westport Fuel Systems Management Information Circular in respect of the Meeting for additional details on how to vote by proxy before the Meeting and the matters to be voted upon.

Votes placed prior to the Meeting must be received by our transfer agent, Computershare Investor Services Inc. by May 3, 2021 at 10:00am PT.

TERMINATION OF AT-THE-MARKET OFFERING

WFS has now terminated its previously announced at-the-market offering program (the "ATM Program"). Under the ATM Program WFS issued a total of 5,035,682 common shares at an average price of $5.48 per share for gross proceeds of $27.6 million and net proceeds of $26.7 million.

About Westport Fuel Systems

Westport Fuel Systems is driving innovation to power a cleaner tomorrow. Westport Fuel Systems is a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global automotive industry. Its technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America and South America, Westport Fuel Systems serves customers in more than 70 countries with leading global transportation brands. For more information, visit www.wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding revenue and cash usage expectations, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), the impact of COVID-19 on our business, the demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of Westport Fuel Systems' products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation and terms and timing of future agreements as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, continued reduction in expenses, ability to successfully commercialize new products, the performance of our joint ventures, the availability and price of natural gas, global government stimulus packages and new environmental regulations, the acceptance of and shift to natural gas vehicles, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, the effects and duration of COVID-19 as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Christine Marks
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com

GAAP and NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). These U.S. GAAP financial statements include non-cash charges and other charges and benefits that may be unusual or infrequent in nature or that we believe may make comparisons to our prior or future performance difficult. In addition to conventional measures prepared in accordance with U.S. GAAP, WFS and certain investors use EBITDA and Adjusted EBITDA as an indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of WFS. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe that these non-GAAP financial measures also provide additional insight to investors and securities analysts as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of WFS' EBITDA from continuing operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs which are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events.

EBITDA and Adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under U.S. GAAP, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under U.S. GAAP. Other companies may calculate EBITDA and Adjusted EBITDA differently.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS
($ in millions)	4Q19	1Q20	2Q20	3Q20	4Q20
Three months ended
Net income (loss) from continuing operations	$0.6	$(15.3)	$3.0	$0.8	$4.1

Income tax (recovery) expense	(0.9)	(0.7)	1.6	(0.6)	1.2
Interest Expense, net	1.5	1.5	1.2	1.3	4.0
Depreciation and amortization	3.8	3.4	3.4	3.4	3.8
EBITDA	5.0	(11.1)	9.2	4.9	13.1

Stock based compensation	0.5	0.6	0.6	0.9	0.3
Unrealized foreign exchange (gain) loss	(2.6)	6.9	(3.6)	(2.3)	(5.3)
Intangible impairment	0.7	—	—	—	—
Asset impairment	—	—	—	0.5	—
Adjusted EBITDA	$3.6	$(3.6)	$6.2	$4.0	$8.1

WESTPORT FUEL SYSTEMS INC.
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except share amounts)
December 31, 2020 and 2019

	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$64,262	$46,012
Accounts receivable	90,467	66,950
Inventories	51,402	47,806
Prepaid expenses	11,767	7,417
Total current assets	217,898	168,185
Long-term investments	13,954	10,587
Property, plant and equipment	57,507	58,856
Operating lease right-of-use assets	27,962	17,524
Intangible assets	11,784	13,075
Deferred income tax assets	2,140	1,929
Goodwill	3,397	3,110
Other long-term assets	11,621	6,660
Total assets	$346,263	$279,926
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$84,599	$86,180
Current portion of operating lease liabilities	4,476	4,406
Short-term debt	23,445	3,625
Current portion of long-term debt	16,302	9,942
Current portion of long-term royalty payable	7,451	5,936
Current portion of warranty liability	10,749	4,505
Total current liabilities	147,022	114,594
Long-term operating lease liabilities	23,486	13,118
Long-term debt	45,651	35,312
Long-term royalty payable	8,591	12,322
Warranty liability	8,187	4,396
Deferred income tax liabilities	3,250	4,445
Other long-term liabilities	6,017	6,380
Total long-term liabilities	242,204	190,567
Shareholders’ equity:
Share capital:
Unlimited common and preferred shares, no par value
144,069,972 (2019 - 136,416,981) common shares issued and outstanding	1,115,092	1,094,633
Other equity instruments	7,671	6,857
Additional paid-in-capital	11,516	10,079
Accumulated deficit	(1,005,679)	(998,320)
Accumulated other comprehensive loss	(24,541)	(23,890)
Total shareholders' equity	104,059	89,359
Total liabilities and shareholders' equity	$346,263	$279,926

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of United States dollars, except share and per share amounts)
Years ended December 31, 2020 and 2019

	Years ended December 31,
	2020	2019
Revenue	$252,497	$305,338
Cost of revenue and expenses:
Cost of revenue	212,953	237,086
Research and development	20,976	25,172
General and administrative	26,629	41,339
Sales and marketing	11,510	16,380
Restructuring costs	—	825
Foreign exchange gain	(4,300)	(2,537)
Depreciation and amortization	6,239	7,778
Impairment on long lived assets, net	479	688
	274,486	326,731
Loss from continuing operations	(21,989)	(21,393)

Income from investments accounted for by the equity method	24,047	26,741
Interest on long-term debt and accretion on royalty payable	(7,988)	(7,265)
Interest and other income	2	4,065
Income (loss) from continuing operations before income taxes	(5,928)	2,148
Income tax expense (recovery):
Current	2,438	3,607
Deferred	(1,007)	(1,647)
	1,431	1,960
Net income (loss) from continuing operations	(7,359)	188
Net income (loss) from discontinued operations	—	(147)
Net income (loss) for the year	(7,359)	41
Other comprehensive loss:
Cumulative translation adjustment	(651)	(2,832)
Comprehensive loss	$(8,010)	$(2,791)
Income (loss) per share:
From continuing operations - basic and diluted	$(0.05)	$0.00
From discontinued operations - basic and diluted	$0.00	$0.00
Net income (loss) per share	$(0.05)	$0.00
Weighted average common shares outstanding:
Basic	137,092,854	134,224,799
Diluted	137,092,854	144,067,256

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
Years ended December 31, 2020 and 2019

	Years ended December 31,
	2020	2019
Cash flows from (used in) operating activities:
Net income (loss) for the year from continuing operations	$(7,359)	$188
Items not involving cash:
Depreciation and amortization	14,034	16,340
Stock-based compensation expense	2,368	1,474
Unrealized foreign exchange gain	(4,300)	(2,537)
Deferred income tax	(1,007)	(1,647)
Income from investments accounted for by the equity method	(24,047)	(26,741)
Interest on long-term debt and accretion of royalty payable	7,988	7,265
Impairment on long lived assets, net	479	688
Inventory write-downs to net realizable value	507	57
Other income	—	(3,317)
Change in bad debt expense	299	831
Net cash used before working capital changes	(11,038)	(7,399)

Changes in non-cash operating working capital:
Accounts receivable	(22,721)	(11,137)
Inventories	(3,225)	(2,004)
Prepaid expenses	(8,685)	(2,653)
Accounts payable and accrued liabilities	(420)	3,312
Warranty liability	10,940	4,196
Net cash used in operating activities of continuing operations	(35,149)	(15,685)
Net cash used in operating activities of discontinued operations	—	(147)
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(7,123)	(8,860)
Proceeds on sale of assets	207	—
Dividends received from joint ventures	20,758	25,045
Net cash from investing activities	13,842	16,185
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	85,258	25,081
Repayment of operating lines of credit and long-term facilities	(53,523)	(33,258)
Proceeds from share issuance, net	13,904	—
Repayment of royalty payable	(5,948)	(6,034)
Long-term asset securing debt	—	(553)
Net cash from (used in) financing activities	39,691	(14,764)
Effect of foreign exchange on cash and cash equivalents	(134)	(696)
Increase (decrease) in cash and cash equivalents	18,250	(15,107)
Cash and cash equivalents, beginning of year (including restricted cash)	46,012	61,119
Cash and cash equivalents, end of year (including restricted cash)	64,262	46,012

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended December 31, 2020 and 2019

	4Q20	4Q19
Revenue	$83,903	$74,325
Cost of revenue and expenses:
Cost of revenue	70,862	60,465
Research and development	6,365	5,831
General and administrative	8,269	9,465
Sales and marketing	2,720	4,417
Foreign exchange gain	(5,278)	(2,678)
Depreciation and amortization	1,692	1,617
Impairment on long lived assets, net	—	688
	84,630	79,805
Loss from continuing operations	(727)	(5,480)

Income from investments accounted for by the equity method	9,934	6,801
Interest on long-term debt and accretion on royalty payable	(3,290)	(1,798)
Interest and other income (expense)	(652)	235
Income (loss) from continuing operations before income taxes	5,265	(242)
Income tax expense (recovery):
Current	826	1,436
Deferred	321	(2,318)
	1,147	(882)
Net income from continuing operations	4,118	640
Net income from discontinued operations	—	11
Net income for the period	4,118	651
Other comprehensive loss:
Cumulative translation adjustment	(259)	704
Comprehensive loss	$3,859	$1,355
Income (loss) per share:
From continuing operations - basic and diluted	$0.03	$0.00
From discontinued operations - basic and diluted	$0.00	$0.00
Net income (loss) per share	$0.03	$0.00
Weighted average common shares outstanding:
Basic	138,485,464	136,081,959
Diluted	143,452,302	145,924,416

WESTPORT FUEL SYSTEMS INC.
Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended December 31, 2020 and 2019

	4Q20	4Q19
Cash flows from (used in) operating activities:
Net income for the year from continuing operations	$4,118	$640
Items not involving cash:
Depreciation and amortization	3,803	3,878
Stock-based compensation expense	275	487
Unrealized foreign exchange gain	(5,278)	(2,678)
Deferred income tax	321	(2,318)
Income from investments accounted for by the equity method	(9,934)	(6,801)
Interest on long-term debt and accretion of royalty payable	3,290	1,650
Impairment on long lived assets, net	—	688
Inventory write-downs to net realizable value	29	(3)
Change in bad debt expense	(96)	142
Restructuring obligations	—	(224)
Net cash used before working capital changes	(3,472)	(4,539)

Changes in non-cash operating working capital:
Accounts receivable	(14,718)	1,535
Inventories	3,721	1,388
Prepaid expenses	(4,981)	(1,002)
Accounts payable and accrued liabilities	7,062	92
Warranty liability	423	2,781
Net cash from (used) in operating activities of continuing operations	(11,965)	255
Net cash from operating activities of discontinued operations	—	11
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(2,598)	(3,519)
Proceeds on sale of assets	207	—
Dividends received from joint ventures	6,923	7,295
Net cash from investing activities	4,532	3,776
Cash flows from (used in) financing activities:
Drawings on operating lines of credit and long-term facilities	28,991	4,595
Repayment of operating lines of credit and long-term facilities	(19,969)	(818)
Proceeds from share issuance, net	13,904	—
Long-term asset securing debt	—	(553)
Net cash from (used in) financing activities	22,926	3,224
Effect of foreign exchange on cash and cash equivalents	2,447	1,340
Increase (decrease) in cash and cash equivalents	17,940	8,606
Cash and cash equivalents, beginning of period (including restricted cash)	46,322	37,406
Cash and cash equivalents, end of period (including restricted cash)	64,262	46,012